UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                              TII Industries, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          (Title Class of Securities)


                                  872479 10 0
                                 (CUSIP Number)


                            David Alan Miller, Esq.
                  Graubard Mollen Horowitz Pomeranz & Shapiro
                600 Third Avenue, New York, New York 10016-2097
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  June 2, 1995
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                     Page 1 of 7 Pages

                                                            SCHEDULE 13D

- --------------------------------------------------------------------------------
CUSIP No. 872479 10 0                                          Page 2 of 7 Pages
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Ronald I. Heller
                    ###-##-####
- --------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)o
                                                                (b)o


- --------------------------------------------------------------------------------
3          SEC USE ONLY


- --------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    PF - See Item 3
- --------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                          o


- --------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
- --------------------------------------------------------------------------------
                              7          SOLE VOTING POWER

                                                  59,260
         NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON
            WITH
                            ----------------------------------------------------
                              8          SHARED VOTING POWER

                                                  190,410
                            ----------------------------------------------------
                              9          SOLE DISPOSITIVE POWER

                                                  59,260
                            ----------------------------------------------------
                              10         SHARED DISPOSITIVE POWER

                                                  190,410
- --------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    249,670 shares
- --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.56%
- --------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

                  The class of equity securities to which this statement relates is the common stock, $.01 par value, of TII Industries, Inc. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 1385 Akron Street, Copiague, New York 11726 (the "Common Stock").

                  The percentage of beneficial ownership reflected in this Statement is based upon 5,478,592 shares of Common Stock outstanding on June 30, 1995, which number has been provided to the Reporting Person by the Issuer.

Item 2.  Identity and Background.

                  (a) Name: This statement is filed on behalf of Ronald I. Heller ("Heller").

                  (b) Business Address: Heller has a business address of c/o M.H. Meyerson & Co., Inc., 30 Montgomery Street, Jersey City, New Jersey 07302.

                  (c) Principal Business: Heller is principally engaged in the investment banking business for M.H. Meyerson & Co., Inc. ("Meyerson"), an investment banking firm with its offices at 30 Montgomery Street, Jersey City, New Jersey 07302.

                  (d) During the last five years,  Heller has not been convicted
in  any  criminal   proceeding   (excluding   traffic   violations   or  similar
misdemeanors).

                  (e) During the last five years, Heller has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except that Heller consented to certain findings by the Market Surveillance Committee ("MSC") of the National Association of Securities Dealers ("NASD"). Specifically, effective January 17, 1994, Heller consented to findings that R.H. Damon & Co., Inc. ("RHD"), an investment banking firm of which Heller was a principal, distributed shares of Star Classic, Inc. in violation of certain NASD rules at a time when RHD acted as one of that public company's common stock's numerous market makers. While it was noted that such violations occurred without scienter on Heller's part and that the transactions in question were made in a negotiated, large block transaction accomplished through the over-the-counter market at prices believed by RHD to be the then current market prices, the MSC stated that RHD was negligent to make such transactions without first withdrawing from market making activities for the requisite period of time. It was also found that certain of RHD's compliance procedures were inadequate and, although Heller had passed the Series 24 principals' examination, for a period of time before passing such examination, he served as the principal supervising RHD's trading. Heller consented to receiving a $20,000



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



fine, a two-week suspension from being associated with an NASD member firm in any capacity and a two-month suspension from being associated with an NASD member firm in a principal capacity, which latter suspension ended on March 17, 1994.

                  (f)      Heller is a citizen of the United States.

Item 3.  Source and Amount of Funds or other Consideration.

                  Heller  used  personal   funds  to  purchase  the   securities
described below in Item 5(c).

Item 4.  Purpose of Transactions.

                  Heller has acquired the securities specified in Item 5(c) of this Schedule 13D in order to obtain individual equity positions in the Issuer for investment purposes. Heller sold the Common Stock described in Item 5(c)(1) to obtain trading profit. Heller may acquire or dispose of additional shares of the Issuer, but does not presently intend to do so, although this intention may change depending upon market conditions. Heller has no present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.

Item 5.  Interest in Securities of the Issuer.

     (a) Heller directly owns 59,260 shares of Common Stock. Heller and his wife directly own 190,410 shares of Common Stock as joint tenants. Accordingly, Heller has beneficial ownership over 249,670 shares of Common Stock, or approximately 4.56% of the outstanding shares of Common Stock.




                                                   4 of 7

                  (b) Heller and his wife share voting and dispositive powers over the 190,410 shares of Common Stock held in joint tenancy. Heller has sole voting and dispositive powers over the balance of 59,260 shares of Common Stock described in Item 5(a).

                  (c) The following transactions required the filing of this Amendment to Heller's Schedule 13D:


     i) Transactions by the Ronald I. Heller Individual Retirement Account:

                                      NUMBER OF                    PRICE PER
DATE     TRANSACTION                     SHARES                    SHARE ($)
- ----     -----------                  ------------                 ---------
4/2/95   Open Market Sale                    10,000                       4-7/8
6/6/95   Exercise of Warrants                40,000                           5
6/6/95   Open Market Sale                    13,000                           6
6/6/95   Open Market Sale                    15,000                       6-1/8
6/6/95   Open Market Sale                     8,250                     5-15/16
6/7/95   Open Market Sale                     3,750                      6-1/16
6/19/95  Open Market Sale                    10,000                     6-29/32

                           ii)      Transactions by Heller:


                                      NUMBER OF                    PRICE PER
DATE     TRANSACTION                     SHARES                    SHARE ($)
- ----     -----------                  ------------                 ---------
6/5/95   Private Transfer of                25,000                           0
         Warrants from Joint             (Warrants)
         Account
6/6/95   Exercise of Warrants               25,000                           5
6/6/95   Exercise of Unit                   59,160                       2.833
         Purchase Options                  (shares)
         (i.e., purchase of                 59,160                           0
         59,160 shares of                (Warrants)
         Common Stock and
         59,160 Warrants)
6/6/95   Exercise of Warrants               59,160                           5
6/6/95   Open Market Sale                   25,000                       6-1/8
6/8/95   Open Market Sale                   29,000                       6-1/2
6/8/95   Open Market Sale                    3,000                        6.48
6/9/95   Open Market Sale                    9,500                       6-3/8
6/9/95   Open Market Sale                    5,000                      6-7/16
6/14/95  Open Market Sale                   12,560                     6-29/32



                                                   5 of 7

                           iii)     Transactions by Heller and Wife:


                                         NUMBER OF                    PRICE PER
DATE     TRANSACTION                        SHARES                    SHARE ($)
- ----     -----------                     ------------                 ---------

3/16/95  Open Market Purchase                16,000                       4-3/4
3/22/95  Open Market Sale                    10,000                       5-3/4
5/2/95   Open Market Sale                    25,000                       5-1/8
5/2/95   Open Market Sale                     6,250                     4-13/16
5/2/95   Open Market Sale                     5,000                      5-1/16
5/3/95   Open Market Sale                    10,000                      5-5/16
5/4/95   Open Market Sale                     2,250                        5.24
6/2/95   Open Market Purchase               150,680                       5-1/8
6/5/95   Private Transfer of                 25,000                           0
         Warrants to Individual           (Warrants)
         Account
6/15/95  Open Market Sale                    11,040                     6-11/16
6/19/95  Open Market Sale                    10,590                       6-1/4
6/20/95  Open Market Sale                     8,640                      6.5687


     (e) Effective on June 19, 1995, Heller ceased to be the beneficial owner of more than five percent of the Issuer's securities.


Item 6.  Contracts, Agreements, Understandings or
                  Relationships with Respect to Securities of Issuer.

                  Pursuant to the terms of the Unit Purchase Option ("UPO"), the "Majority Holders" of the UPO have the right to demand the Issuer on one occasion prior to August 7, 1997, to file a registration statement covering the securities acquirable upon exercise of the UPO. "Majority Holders" are those persons, including Heller, who hold UPOs or similar options granted by the Issuer, or the securities included in the Units issuable upon exercise of the UPOs who, in the aggregate, own, or possess the right to acquire, fifty percent (50%) or more of the Common Stock acquirable upon exercise of the UPOs (including those shares underlying the Warrants acquirable upon exercise of the UPO). Heller also has the right to "piggy back" upon any registration statement filed by the Issuer through August 6, 1997 (other than a registration statement filed in connection with a transaction contemplated by Rule 145(a) promulgated under the Securities Act of 1933 or pursuant to Form S-8) the shares of Common Stock and Warrants (and shares underlying such Warrants) acquirable upon the exercise of the UPO.


Item 7.  Materials to be Filed as Exhibits.

                  The UPO issued to Heller by the Issuer, dated August 7, 1992, was previously filed as an exhibit to Heller's Schedule 13D filed on June 18, 1993.



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                                                   SIGNATURE


                  After reasonable inquiry and to the best of his knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.

Dated:  July 11, 1995


                                                 /s/ Ronald I. Heller_____
                                                 RONALD I. HELLER